SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

AMENDMENT NO. 3

ProPhase Labs, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

74345W 10 8

(CUSIP Number)

Herbert Kozlov, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, New York 10022

(212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No: 74345W 10 8

1.	Name of Reporting Person:

Ted Karkus

2.	Check the Appropriate Box if a Member of a Group
(See Instructions):

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings is Required
	Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power	1,714,588
Number of Shares Beneficially Owned by Each Reporting Person with
	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	1,714,588

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,714,588 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	11.5%

14.	Type of Reporting Person (See Instructions)	IN

Introductory Note:

This Amendment No. 3 amends and supplements the Statement of Beneficial Ownership on Schedule 13D filed by Ted Karkus (the “Reporting Person”) on April 27, 2011, as amended and supplemented by the Schedule 13D/A filed on November 15, 2011 and the Schedule 13D/A filed on December 16, 2011 (the “Amended Schedule 13D”), to the extent specifically set forth below. Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Amended Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Amended Schedule 13D is amended and supplemented by adding the following after the last paragraph thereof:

The Reporting Person acquired 141,388 shares of Common Stock in open market transactions on the Nasdaq Global Market on May 15, 2012 for aggregate consideration of $138,185.26 (exclusive of commissions). The Reporting Person acquired 103,402 shares of Common Stock in open market transactions on the Nasdaq Global Market on May 17, 2012 for aggregate consideration of $108,547.40 (exclusive of commissions). All of the purchases were made with the Reporting Person’s personal funds.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is amended and restated in its entirety to read as follows:

(a)-(b) Based on 14,836,340 shares of Common Stock outstanding as of May 16, 2012, the Reporting Person may be deemed to beneficially own 1,714,588 shares of Common Stock. Such ownership represents 11.5% of the issued and outstanding shares of the Issuer.

The Reporting Person has (i) sole power to vote 1,714,588 shares of Common Stock which is comprised of 1,614,588 shares of Common Stock and immediately exercisable options to purchase 100,000 shares; and (ii) sole power to dispose of 1,714,588 shares of Common Stock which is comprised of 1,614,588 shares of Common Stock (including 80,915 shares that are scheduled to vest on June 30, 2012) and immediately exercisable options to purchase 100,000 shares. Such amounts do not include unvested options to purchase 500,000 shares of Common Stock held by the Reporting Person.

(c) The Reporting Person has not engaged in any transaction in the Common Stock during the last 60 days except as follows:

Date	Transaction	Number of Shares	Weighted Average Price Per Share
May 15, 2012	Purchase	141,388	$ 0.98
May 17, 2012	Purchase	103,402	$ 1.05

(d)-(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2012
	By:	/s/ Ted Karkus